EXHIBIT 20

                          QUEST DIAGNOSTICS TO ACQUIRE
            SMITHKLINE BEECHAM CLINICAL LABORATORIES FOR $1.3 BILLION

  -- Transaction will Improve Quality, Access and Convenience for Customers --

TETERBORO, N.J., FEB. 9, 1999--Quest Diagnostics Incorporated (NYSE: DGX), a leading provider of diagnostic testing, information and services, announced today that it has signed a definitive agreement to acquire the clinical laboratory operations of SmithKline Beecham plc (NYSE: SBH) for approximately $1.3 billion in cash and stock.

Under the terms of the agreement, which was approved by the Boards of Directors of both companies, Quest Diagnostics will acquire SmithKline Beecham Clinical Laboratories (SBCL), including its clinical testing operations, clinical trials testing, corporate health services, and laboratory information products businesses. SBCL's national testing and service network consists of regional laboratories, specialty testing operations and its Genetics Testing Center, as well as a number of rapid-turnaround or "STAT" laboratories, and patient service centers. SBCL had 1998 revenues of $1.6 billion. As part of the transaction, SmithKline Beecham and Quest Diagnostics will enter into a long-term contract under which Quest Diagnostics will be the exclusive provider of testing to support SmithKline Beecham's clinical trials testing requirements worldwide.

Pursuant to the agreement, SmithKline Beecham will receive approximately $1.0 billion in cash and 12.6 million newly issued shares of Quest Diagnostics' common stock. At closing, SmithKline Beecham will hold approximately 29.5% of the outstanding shares of Quest Diagnostics. The acquisition is expected to accelerate Quest Diagnostics' earnings growth rate, generate savings exceeding $100 million annually after three years, and be accretive to earnings in 2000, before anticipated charges related to the transaction.

"In the rapidly changing world of health care, this transaction will enable us to become a more successful company by providing higher value for customers in a cost-effective way," said Kenneth W. Freeman, Chairman and Chief Executive Officer of Quest Diagnostics. "As with consolidations occurring elsewhere in the healthcare industry, including physician practices, hospitals, managed care organizations and pharmaceutical companies, this acquisition is a necessary response to widespread pressure to provide an increased level of services for our customers in a cost-sensitive environment."

Quest Diagnostics expects the transaction to produce a broad range of benefits for customers, including: improved quality, convenience and accessibility; expanded test development for healthcare consumers; and more dynamic laboratory data and information products to help providers and insurers better manage their patients' health.

"This acquisition will enable Quest Diagnostics to dramatically improve patient care as we move into the 21st Century by providing the resources and critical mass needed to accelerate the development of database and information tools," said Mr. Freeman.


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The transaction, which is expected to be completed early in the second half of
1999, is subject to the satisfaction of customary conditions, including approval by Quest Diagnostics stockholders, regulatory review and receipt of financing for the cash portion of the purchase price. Merrill Lynch and Bank of America have jointly committed to provide full financing. As part of the transaction, SmithKline Beecham will receive two seats on the Quest Diagnostics Board of Directors and has agreed to certain standstill provisions in connection with its ownership of Quest Diagnostics common stock. SmithKline Beecham will also indemnify Quest Diagnostics for potential liability arising from certain government and private claims against SBCL.

Quest Diagnostics is one of the nation's leading providers of diagnostic testing, information and services to physicians, hospitals, managed care organizations, employers and government agencies with 1998 revenues of $1.5 billion. The wide variety of tests performed on human tissue and fluids help doctors and hospitals diagnose, treat and monitor disease. Its Nichols Institute unit conducts research, specializes in esoteric testing using genetic screening and other advanced technologies, performs clinical studies testing, and manufactures and distributes diagnostic test kits and instruments. Quest Informatics collects and analyzes laboratory, pharmaceutical and other data to help large healthcare customers identify and monitor patients who are at-risk for certain diseases. Additional company information can be found on the Internet at: www.questdiagnostics.com.

The statements in this press release which are not historical facts or information may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. Certain of these risks and uncertainties are listed in the Quest Diagnostics Incorporated 1997 Form 10-K and subsequent filings.

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